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                             BRUNNER MOND GROUP PLC
               RESULTS FOR THE SIX MONTHS ENDED DECEMBER 31, 2000

Brunner Mond Group PLC is a leading manufacturer and supplier of alkaline chemicals with facilities in Cheshire, UK; Delfzijl, The Netherlands; Magadi, Kenya; and Durban, South Africa. The company is the largest UK and the second largest European manufacturer and supplier of soda ash, and the third largest global manufacturer and supplier of refined sodium bicarbonate.

HIGHLIGHTS:
                                  3 MONTHS ENDED DECEMBER 31    6 MONTHS ENDED DECEMBER 31
                                   1999      2000        %        1999      2000       %
                                 (POUND)M  (POUND)M   CHANGE    (POUND)M  (POUND)M  CHANGE
SALES                              37.7      37.6       (0.3)     74.1      76.8      3.6
EBITDA (1)                          4.6       8.0       73.9       9.1      11.8     29.7
OPERATING PROFIT (2)                2.3       5.8      152.2       4.6       7.4     60.9
(LOSS)/PROFIT BEFORE TAX (3)       (3.5)     (0.5)                (7.0)     (3.0)
OPERATING CASH FLOW (4)             3.2       1.8      (43.8)      8.9       6.0    (32.6)

(1) Earnings before interest, tax, depreciation, amortization and exceptional items

(2)  Operating Profit before goodwill and exceptional items

(3) After charging exceptional items of (pound) 1.2 million (1999: (pound) nil) for the 3 and 6 months and interest (net) of (pound) 4.3 million
     (1999: (pound) 5.0 million) for the 3 months and (pound)7.7 million
     (1999: (pound) 10.1 million) for the 6 months

(4) Adjusted EBITDA less exceptional outflows less movement in working capital (excluding sale of currency swap)

o    EBITDA and operating profit significantly improved.

o Increased sales volumes from European plants despite major interruptions to UK steam supplies.

o Major capital projects completed including UK limestone rail delivery system

o    Further improvements in sales and profits from Magadi Soda.

o    Price improvements secured on soda ash contracts for 2001.


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1. ENERGY SUPPLY INTERRUPTION

On August 18, 2000 Powergen CHP started commercial operation of the new (pound)140 million Combined Heat and Power plant that supplies co-generated steam and electricity to the Group's two manufacturing sites in Northwich.

In early November Powergen CHP announced that unusually high levels of rainfall had caused the operation of the water treatment plant to be very difficult. Subsequently part of the power plant suffered damage and as a result the normal supply of steam to the Group's plants in Northwich could not be maintained. Powergen CHP declared Force Majeure with effect from November 2, 2000 and lifted it on January 22, 2001.

In response, Powergen CHP installed temporary additional water treatment equipment in November and gradually increased steam supplies during the month. Powergen CHP is currently reviewing the options available in order to continue to maintain supplies. Brunner Mond is also working closely with Powergen CHP to continue to optimise the performance and operational criteria of the plant.

The reduction of steam supplies has had an adverse impact on the Group's UK production and as a direct consequence it was necessary for Brunner Mond itself to declare Force Majeure and sell soda ash and sodium bicarbonate on an allocated basis. The allocation was introduced on November 6, 2000 and steadily increased during November to a level of 100% on December 6, 2000.

The results for the three months ended December 31, 2000 reflect the impact of these difficulties and some of the compensation receivable from Powergen CHP. Brunner Mond has submitted a claim on its business interruption insurance and a claim to Powergen CHP and therefore expects its total loss to be eliminated when these claims are settled. The timing and size of any further compensation from these claims is uncertain.

2. RESULTS OF OPERATIONS

SIX MONTHS ENDED DECEMBER 31, 2000 COMPARED WITH THE SIX MONTHS ENDED DECEMBER 30, 1999.

SALES

Sales for the three months ended December 31, 2000 reduced by (pound)0.1 million, or 0.3%, to (pound)37.6 million compared to the quarter ended December 31, 1999, whereas sales for the six months to ended December 31, 2000 increased by (pound)2.7 million, or 3.6%, to (pound)76.8 million compared to the equivalent period in 1999. The sales from Brunner Mond (UK) reduced in the quarter and the half year to December 31, 2000 by (pound)1.0 million (3.0%) and (pound)1.3 million respectively as a result of a reduction in European prices and a reduction in volumes


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from the Company's plant in the Netherlands which more than offset an increase in sales volumes from the UK plants. European soda ash prices for calendar year 2000 were adversely affected by depressed world pricing and the threat of availability of surplus soda ash from Eastern Europe in late 1999, during the calendar year 2000 pricing negotiations. Sales from Brunner Mond's plant in the Netherlands were lower in the quarter and the half-year because production was constrained during the installation of new equipment and during major maintenance work.

Sales from the African business increased by (pound)0.7 million or 14.6% to (pound)5.5 million and by (pound)3.9 million, or 47.6% to (pound)12.1 million for the quarter and half year to December 31, 2000, respectively. The improvement in the quarter and the half-year was attributable to an improvement in volumes, to improved prices and to more favourable exchange rates. The improvement in the half-year was mainly due to an increase in soda ash sales volumes. Export sales from Kenya are impacted and can be distorted by the timing of shipments. The increase in the half-year is therefore not necessarily an indication of expected growth for the full year.

GROSS PROFIT

Gross profit in the three and six months ended December 31, 2000 increased by (pound)3.2 million, or 36.4%, to (pound)12.0 million and by (pound)3.3 million, or 18.5% to (pound)21.1 million respectively. The improvement in the quarter and the half-year was mainly attributable to the receipt of non-recurring income including a one-time technology licence fee, rates rebates, insurance recoveries and the release of certain accruals following the normal half-year review. This non-recurring income added (pound)2.3 million to gross profit in the quarter and half year. Gross profit also improved as a result of the improvement of volumes from the UK and from Kenya, although the improvement in the UK would have been more significant were it not for the sales lost as a consequence of Force Majeure. The contribution lost and resulting inefficiencies were partially made up by compensation received from Powergen CHP. These factors more than made up for the adverse effect of the reduction in soda ash prices described above.

The reduction in costs and the compensation received explain the increase in gross profit percentage to 27.5% in the six months ended December 31, 2000 compared to 24.0% in the equivalent period in 1999.

OTHER OPERATING EXPENSES

Operating expenses reduced by (pound)0.3 million, or 4.1%, to (pound)7.0 million for the quarter to December 31, 2000, but increased by (pound)0.5 million, or 3.4%, to (pound)15.2 million in the half year.

The increase for the half-year was mainly attributable to the effect on distribution costs of the significant increase in volumes sold by the African businesses.


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OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS

Operating profit for the quarter and six months ended December 31, 2000 increased by (pound)3.5 million, or 233% to (pound) 5.0 million, and by (pound)2.8 million, or 90.3% to (pound) 5.9 million respectively. The factors behind the improvement in gross profit for the quarter and half year ended December 31, 2000 were also responsible for the improvement in operating profit.

EXCEPTIONAL ITEM

The (pound)1.2 million exceptional charge relates to the cost associated with making 23 employees in the UK redundant. During the quarter payments of (pound)0.9 million related to settlements provided for in the year ended June 30, 1999.

OPERATING PROFIT

The Company produced an operating profit of (pound)3.8 million and (pound)4.7 million for the quarter and half year ended December 31, 2000 compared to (pound)1.5 million and (pound)3.1 million generated in equivalent periods in 1999. The improvement in operating profit is explained above.

FINANCING COSTS (NET)

Net financing costs for the three and six months to December 31, 2000 reduced by (pound)0.7 million to (pound)4.3 million and by (pound)2.4 million to (pound)7.7 million respectively compared to the equivalent periods ended December 31, 1999. The reduction mainly relates to the exchange gain that arose on revaluing the Dollar Notes to December 31, 2000 exchange rates. The interest charges within these figures increased by (pound)0.1 million and (pound)0.2 million respectively to (pound)5.1 million and (pound)10.3 million for the quarter and six months ended December 31, 2000 compared to (pound)5.0 million and (pound)10.1 million in the equivalent period in 1999. There was no gain or loss on the Dollar Notes in the comparative period because the exchange exposure on this debt was hedged until September 18, 2000.

During the six months the Company unwound the part of the currency swap relating to exposure to movements in the US dollar/sterling exchange rates on the principal of $125 million US dollar denominated Senior Subordinated Notes (the "Dollar Notes"). This resulted in a receipt of (pound)8.2 million and a revaluation of the debt at December 31, 2000 of (pound)5.8 million from (pound)78.1 million to (pound)83.9 million. The net effect in the six months to December 31, 2000 of realising the (pound)8.2 million gain on unwinding the hedge and on recognising the (pound)5.6 million increase in the sterling equivalent of the Dollar Notes is a gain of (pound)2.6 million.


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TAX

The tax charge for the quarter of (pound)0.1 million compared to a charge of (pound)0.3 million in the equivalent period in 1999 was reduced because the profits from the African businesses were lower in the quarter than in the equivalent period in 1999. The tax credit for the half-year was (pound)1.2 million compared to zero in 1999. This was mainly the result of releasing deferred tax in the comparative period in 1999, following further tax losses.

RETAINED PROFIT/LOSS

The retained loss for the quarter of (pound)0.6 million compared to a loss of (pound)3.8 million in the equivalent period in 1999. The retained loss for the half-year reduced by (pound)5.5 million to (pound)1.8 million.

3. LIQUIDITY AND CAPITAL RESOURCES

The net cash from operating activities decreased by (pound)1.4 million (44%) to (pound)1.8 million for the quarter and by (pound)2.9 million (33%) to (pound)6.0 million for the half year ended December 31, 2000. Cash flows in the quarter and half-year were favorably affected by the (pound)3.4 million and (pound)2.7 million respective improvement in earnings before interest, tax, depreciation and amortization (EBITDA). The factors that were responsible for the improved gross and operating profit in the quarter and half year ended December 31, 2001 were also responsible for the improvement in EBITDA. The improvement in EBITDA was more than offset by an increase in working capital of (pound)4.9 million for the quarter and (pound)4.5 million for the six months ended December 31, 2000. The increase in working capital was in part caused by paying capital creditors, in part linked to making redundancy payments which were provided in previous periods, and in part associated with a reduction in trade creditors.

CAPITAL EXPENDITURE PROJECTS

Capital expenditures increased by (pound)4.2 million to (pound)6.6 million (or (pound)4.8 million excluding assets acquired under a finance lease) in the quarter compared to the equivalent quarter in 1999 and by (pound)8.4 million to (pound)12.6 million (or (pound)10.8 million before financing leases) in the half year ended December 31, 2000 compared to the capital invested in the half year ended December 31, 1999. The increase was attributable to the major investment being made in the new rapid discharge system and new rail wagons which were commissioned during January 2001 and are delivering limestone to Brunner Mond's sites in Northwich. The total investment in this project was (pound)9.0 million of which (pound)6.1 million is being funded by a Freight Facilities Grant awarded by the UK Government. During the six months to December 31, 2000 (pound)4.5 million was invested in this project and (pound)3.6 million of the grant was received. A further (pound)0.8 million will be spent in early 2001 and the remaining (pound)1.3 million of the grant


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will be received early in 2001. (pound) 1.8 million of the investment has been financed by a lease that was provided by Barclays Mercantile.

SENIOR FACILITY AGREEMENTS

In February 1999, in response to the deteriorating global soda ash market, amendments to the Company's Senior Facility Agreement were implemented. Under these amendments the shareholders (the "Investor Group") of Starnhurst PLC, Brunner Mond Group PLC's ultimate parent, joined the syndicate of banks to make a new (pound)5 million loan (the "New Loan") to the Company. The New Loan did not increase the total indebtedness of the Company, but was used to pre-pay the repayments of the Senior Facility due in 1999, 2000 and in January 2001. The Company also agreed not to draw upon the (pound)10 million Capital Expenditure Facility without the unanimous consent of the bank syndicate. In addition, the amendments relaxed the banking covenants which apply during calendar year 2000, and introduced a requirement that each quarter the Company certifies that its forecasts confirm that the Company will be in compliance with its banking covenants during the period to December 2000.

The further reduction in soda ash prices in late 1999 adversely affected expectations for calendar year 2000 and as a result the Company did not expect to be able to meet the covenants which had been set for calendar years 2000 and 2001. Following discussions with its Senior Lenders it was agreed that the borrowing covenants should again be relaxed and accordingly the Company's Senior Facility Agreement was amended in April 2000. Under these amendments the Investor Group made a new (pound)10.0 million loan facility (the "Investor Facility") available to the Company. (pound)3.0 million of Investor Facility can be used for general corporate purposes and the other (pound)7.0 million was available until October 31, 2000 for refinancing other borrowings, subject to receiving the approval of the Investor Group. This (pound)7.0 million facility lapsed on October 31, 2000. These amendments also extended the requirement that each quarter the Company certifies that its forecasts confirm that the Company's existing facilities will be adequate during the following twelve months. In addition, the Senior Lenders have also agreed to make (pound)3.0 million of the (pound)10.0 million Capital Expenditure Facility available for general corporate purposes.

The covenants set in April 2000 for 2001 and 2002, the size of the additional facility provided by the Investor Group and the amount of the existing capital expenditure facility made available by the Senior Lenders for general corporate purposes were based upon projections that assumed an improvement in the soda ash market during those periods and further improvements in the Group's cost base.

The Company experienced difficult trading conditions during 2000 attributable to continued weak pricing, and difficulties with Powergen's co-generation plant.

The negotiations of soda ash contracts for calendar year 2001 are now mostly completed and the Group has secured an overall increase in its selling prices. The Company also


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expects a further improvement in its cost base in the coming year. Although the
Group is currently in full compliance with its covenants there remains uncertainty as to whether these improvements will be sufficient to allow the Group to meet its banking covenants throughout 2001.

The Company has begun a review of strategic alternatives for restructuring certain of its debt obligations with a view to strengthening its capital base. These alternatives are likely to include a proposal for the restructuring of the Company's existing bonds. The Company has engaged financial and legal advisers to help with this review.

David Wertheim, Chief Executive and Deputy Chairman, commenting on the quarter's results said, "2000 was an extremely difficult year with prices under intense pressure in most markets as well as continued strong sterling and with particular problems in the last quarter from the failure of energy supplies in the UK from Powergen's new CHP plant. We have responded to the market pressures by securing further reductions in our cost base and completing major capital projects to improve the efficiency of our business. 2001 European soda ash contracts are showing the first price increases for three years while the results from Magadi reflect positive improvements in both volumes and prices. Although reduced, the Group's operating cash flow remains healthy, but the amount of interest payable by the Group continues to be a significant drain on our resources. We have therefore appointed advisors to consider how the Group's balance sheet could be reconstructed to ensure the viability of what is otherwise a robust business."

Some of the information presented in the following discussion constitutes forward-looking comments within the meaning of the Private Litigation Reform Act of 1995. Although Brunner Mond Group PLC (the "Company") believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations. Factors which could cause actual results to differ from expectations include, without limitation, currency rate fluctuations operations across international boarders, the timing of orders received from customers, the gain or loss of significant customers, competition from other manufacturers and changes in the demand for and the pricing of the Company's products. In addition, increases in the cost of product, changes in the market in general and significant changes in new product introduction could result in actual results varying from expectations.

Brunner Mond Group PLC

Press office contact: Kevin Smith, Square Mile: +44 (0) 207 601 1000


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Note to Analysts
The full annual results can be accessed on the Brunner Mond web site at: http://www.brunnermond.com


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